Exhibit 4.9
The following is a summary of amendments to the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees, effective September 30, 2008:
•	The Fidelity Dividend Growth Fund was closed to new monies (contributions, loan repayments and exchanges) effective May 19, 2008 and removed from the investment line-up effective September 30, 2008. Any assets remaining in the Fund as of 4:00 p.m., ET, on this date were reallocated to the Vanguard Institutional Index Fund-Institutional Plus Shares.